United States securities and exchange commission logo





                             May 1, 2024

       Joseph Massaro
       Chief Financial Officer
       Aptiv PLC
       5 Hanover Quay
       Grand Canal Dock
       Dublin, D02 VY79, Ireland

                                                        Re: Aptiv PLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 6,
2024
                                                            Form 8-K Furnished
January 31, 2024
                                                            File No. 001-35346

       Dear Joseph Massaro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations by Segment
       Adjusted Operating Income by Segment, page 46

   1. Although we note that "Adjusted Operating Income" at the segment level represents a required ASC 280
measure, please note that the measure on a total combined basis represents a non-GAAP
measure. See Question 104.04 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures ("Non-GAAP C&DI's"). Accordingly,
                                                        if you continue to
present such measure outside of your consolidated financial statements, please label it as a
non-GAAP financial measure and ensure that your presentation and disclosures fully
comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP
C&DI's.
 Joseph Massaro
Aptiv PLC
May 1, 2024
Page 2
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue recognition, page 71

2. Please address the following comments related to your revenue recognition policies and disclosures:

                Tell us and revise your disclosures to clarify the specific nature of your performance obligations and to provide information about the methods, inputs, and assumptions used to determine transaction price, including estimating variable consideration and assessing whether an estimate of variable consideration is constrained, and, if applicable, the methods used to allocate transaction price to your performance obligations. See ASC 606-10-50-12, -50-17, and -50-20.

                We note that you recognize revenue "based on the agreed-upon price at the time of shipment" for agreements with customers "that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets." Clarify what you mean by this disclosure and, in doing so, explain if the agreed-upon price is final or potentially subject to further adjustment.

                We note your disclosure that certain payments to customers "meet the criteria to be considered a cost to obtain a contract." Tell us how your accounting policy complies with ASC 606-10-32-25. In doing so, clarify if you receive a distinct good or service from customers. Also explain the nature of and economic reasons for these payments, the amortization method used, and where the amortization is reflected on your statement of operations.
Pre-production costs related to long-term supply agreements, page 72

3. We note that you incur "pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements." Please confirm for us the ASC guidance you apply in accounting for such arrangements. In doing so, provide your assessment of whether such activities represent a promised good or service under ASC 606 and whether such costs fall within the scope of ASC 340-10 or
         ASC 340-40.
14. Income Taxes, page 96

4. Your disclosure on page 130 indicates that you have charged approximately $2.3 billion to costs and expenses to increase your tax valuation allowance to approximately $3 billion as
FirstName LastNameJoseph Massaro
       of December 31, 2023. We also note that your effective tax rate reconciliation on page 96
Comapany   NameAptiv
       shows            PLC of only $1 million for the fiscal year ended
December 31, 2023.
              an adjustment
May 1,Please  reconcile
        2024 Page  2    for us the material difference between these amounts.
FirstName LastName
 Joseph Massaro
FirstName
Aptiv PLC LastNameJoseph Massaro
Comapany
May  1, 2024NameAptiv PLC
May 1,
Page 3 2024 Page 3
FirstName LastName
5. We note that you have material foreign income and, based on your disclosure on page 47, that your cash balance is primarily located outside of the United States. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, if practicable, or a statement that such determination is not practicable. See ASC 740-30-50-2b and 2c.
24. Revenue, page 123

6. We note that you recognize revenue related to production parts, software licenses, post delivery support and maintenance and professional software services. We further note your disclosures on page 8 of the products and services of your "core product lines,"
         including revenue quantification of your distribution systems revenues. Please tell us your consideration of providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. To the extent you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC 280-10-
         50-40. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.
Form 8-K Furnished January 31, 2024

Exhibit 99.1 , page 1

7.       We note that you quantify Adjusted Operating Income, Adjusted
Operating Income
         margin and/or Adjusted EBITDA margin on pages 1-3 without presenting a comparative
         GAAP measure with equal or greater prominence. We further note that your "Full year
         2024 Outlook" table on page 3 includes several non-GAAP measures without presentation of a comparative GAAP measure. Please revise future filings to present GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Section
         103 and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
8. We note that your financial guidance reconciliation table on page 21 does not reconcile your non-GAAP EBITDA and Adjusted EBITDA margins to the GAAP equivalent.
         Please revise future filings to reconcile such measures to the GAAP equivalent pursuant to
         Item 10(e)(1)(i)(B) of Regulation S-K and Section 103 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
 Joseph Massaro
FirstName
Aptiv PLC LastNameJoseph Massaro
Comapany
May  1, 2024NameAptiv PLC
May 1,
Page 4 2024 Page 4
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing